UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Tribune Media Company
(Name of Issuer)

Class A Common Stock, $0.001 par value per share
(Title of Class of Securities)

896047 50 3
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
777 Third Avenue, 18th Floor
New York, New York 10017
(212) 845-7977

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 10, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 896047 50 3

1	NAME OF REPORTING PERSON STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,790,400
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,790,400
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,790,400*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON PN

* Includes 1,663,086 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

CUSIP NO. 896047 50 3

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,246,683
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,246,683
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,246,683*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON CO

* Includes 1,604,817 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

CUSIP NO. 896047 50 3

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 379,430
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 379,430
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 379,430
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 896047 50 3

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 210,261
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 210,261
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 210,261
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 896047 50 3

1	NAME OF REPORTING PERSON STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 210,261
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 210,261
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 210,261
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 896047 50 3

1	NAME OF REPORTING PERSON STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 210,261
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 210,261
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 210,261
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 896047 50 3

1	NAME OF REPORTING PERSON STARBOARD LEADERS LIMA LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,527,020
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,527,020
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,527,020*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON OO

* Includes 58,269 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

CUSIP NO. 896047 50 3

1	NAME OF REPORTING PERSON STARBOARD LEADERS FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,527,020
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,527,020
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,527,020*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON PN

* Includes 58,269 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

CUSIP NO. 896047 50 3

1	NAME OF REPORTING PERSON STARBOARD VALUE A LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,527,020
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,527,020
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,527,020*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON PN

* Includes 58,269 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

CUSIP NO. 896047 50 3

1	NAME OF REPORTING PERSON STARBOARD VALUE A GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,527,020
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,527,020
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,527,020*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON OO

* Includes 58,269 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

CUSIP NO. 896047 50 3

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,790,400
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,790,400
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,790,400*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON OO

* Includes 1,663,086 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

CUSIP NO. 896047 50 3

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,790,400
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,790,400
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,790,400*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON PN

* Includes 1,663,086 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

CUSIP NO. 896047 50 3

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,790,400
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,790,400
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,790,400*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON OO

* Includes 1,663,086 Shares underlying certain forward  purchase contracts exercisable within 60 days hereof.

CUSIP NO. 896047 50 3

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,790,400
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,790,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,790,400*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON IN

* Includes 1,663,086 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

CUSIP NO. 896047 50 3

1	NAME OF REPORTING PERSON MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,790,400
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,790,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,790,400*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON IN

* Includes 1,663,086 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

CUSIP NO. 896047 50 3

1	NAME OF REPORTING PERSON PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,790,400
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,790,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,790,400*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON IN

* Includes 1,663,086 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

CUSIP NO. 896047 50 3

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Class A Common Stock, $0.001 par value per share (the “Shares”), of Tribune Media Company (the “Issuer”).  The address of the principal executive offices of the Issuer is 435 North Michigan Avenue, Chicago, Illinois 60611.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard S LLC”), with respect to the Shares directly and beneficially owned by it;

(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares directly and beneficially owned by it;

(iv)	Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP;

(v)	Starboard Value R GP LLC (“Starboard R GP”), as the general partner of Starboard R LP;

(vi)	Starboard Leaders Lima LLC, a Delaware limited liability company (“Starboard Lima LLC”), with respect to the Shares directly and beneficially owned by it;

(vii)	Starboard Leaders Fund LP (“Starboard Leaders Fund”), as a member of Starboard Lima LLC;

(viii)	Starboard Value A LP (“Starboard A LP”), as the general partner of Starboard Leaders Fund and the managing member of Starboard Lima LLC;

(ix)	Starboard Value A GP LLC (“Starboard A GP”), as the general partner of Starboard A LP;

(x)
Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard Lima LLC, Starboard Leaders Fund, and of a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard S LLC;

(xi)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;

CUSIP NO. 896047 50 3

(xii)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;

(xiii)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;

(xiv)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;

(xv)	Mark R. Mitchell, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP; and

(xvi)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Starboard S LLC, Starboard C LP, Starboard R LP, Starboard R GP, Starboard Lima LLC, Starboard Leaders Fund, Starboard A LP, Starboard A GP, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, and Messrs. Smith, Mitchell and Feld is 777 Third Avenue, 18th Floor, New York, New York 10017.  The address of the principal office of Starboard V&O Fund is 89 Nexus Way, Camana Bay, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands.  The officers and directors of Starboard V&O Fund and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

(c)           The principal business of Starboard V&O Fund is serving as a private investment fund.  Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.  Starboard S LLC, Starboard C LP and Starboard Lima LLC have been formed for the purpose of investing in securities and engaging in all related activities and transactions.  The principal business of Starboard Leaders Fund is serving as a private investment partnership. Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard Lima LLC, Starboard Leaders Fund, and the Starboard Value LP Account and the manager of Starboard S LLC.  The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP.  The principal business of Principal Co is providing investment advisory and management services.  Principal Co is a member of Starboard Value GP.  Principal GP serves as the general partner of Principal Co.  Starboard R LP serves as the general partner of Starboard C LP. Starboard R GP serves as the general partner of Starboard R LP. Starboard A LP serves as the general partner of Starboard Leaders Fund and the managing member of Starboard Lima LLC.  Starboard A GP serves as the general partner of Starboard A LP.  Messrs. Smith, Mitchell and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

(d)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP NO. 896047 50 3

(e)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Smith, Mitchell and Feld are citizens of the United States of America.  The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, and Starboard Lima LLC, and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein.  The aggregate purchase price of the 1,641,866 Shares beneficially owned by Starboard V&O Fund is approximately $51,896,942, excluding brokerage commissions. The aggregate purchase price of the entered into over-the-counter forward purchase contracts providing for the purchase of 1,604,817 Shares by Starboard V&O Fund is approximately $61,033,640 excluding commissions. The aggregate purchase price of the 379,430 Shares beneficially owned by Starboard S LLC is approximately $13,212,338, excluding brokerage commissions. The aggregate purchase price of the 210,261 Shares beneficially owned by Starboard C LP is approximately $7,320,938, excluding brokerage commissions. The aggregate purchase price of the 1,468,751 Shares beneficially owned by Starboard Lima LLC is approximately $46,205,455, excluding brokerage commissions. The aggregate purchase price of the entered into over-the-counter forward purchase contracts providing for the purchase of 58,269 Shares by Starboard Lima LLC is approximately $2,019,892 excluding commissions. The aggregate purchase price of the 427,006 Shares held in the Starboard Value LP Account is approximately $14,279,271, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, continuing to engage in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 896047 50 3

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 87,408,778 Shares outstanding, as of October 31, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2016.

A.	Starboard V&O Fund

(a)	As of the close of business on February 17, 2017, Starboard V&O Fund beneficially owned 3,246,683 Shares, including 1,604,817 Shares underlying certain forward purchase contracts.

Percentage: Approximately 3.7%

(b)	1. Sole power to vote or direct vote: 3,246,683
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,246,683
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

B.	Starboard S LLC

(a)	As of the close of business on February 17, 2017, Starboard S LLC beneficially owned 379,430 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 379,430
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 379,430
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard S LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. 896047 50 3

C.	Starboard C LP

(a)	As of the close of business on February 17, 2017, Starboard C LP beneficially owned 210,261 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 210,261
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 210,261
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

D.	Starboard R LP

(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 210,261 Shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 210,261
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 210,261
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard R LP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

E.	Starboard R GP

(a)	Starboard R GP, as the general partner of Starboard R LP, may be deemed the beneficial owner of the 210,261 Shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 210,261
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 210,261
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard R GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. 896047 50 3

F.	Starboard Lima LLC

(a)	As of the close of business on February 17, 2017, Starboard Lima LLC beneficially owned 1,527,020 Shares, including 58,269 Shares underlying certain forward purchase contracts.

Percentage: Approximately 1.8%

(b)	1. Sole power to vote or direct vote: 1,527,020
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,527,020
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Lima LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

G.	Starboard Leaders Fund

(a)
Starboard Leaders Fund, as a member of Starboard Lima LLC, may be deemed the beneficial owner of the 1,527,020 Shares owned by Starboard Lima LLC, including 58,269 Shares underlying certain forward purchase contracts.

Percentage: Approximately 1.8%

(b)	1. Sole power to vote or direct vote: 1,527,020
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,527,020
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard Leaders Fund has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Starboard Lima LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

H.	Starboard A LP

(a)
Starboard A LP, as the general partner of Starboard Leaders Fund and the managing member of Starboard Lima LLC, may be deemed the beneficial owner of the 1,527,020 Shares owned by Starboard Lima LLC, including 58,269 Shares underlying certain forward purchase contracts.

Percentage: Approximately 1.8%

(b)	1. Sole power to vote or direct vote: 1,527,020
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,527,020
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard A LP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Starboard Lima LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. 896047 50 3

I.	Starboard A GP

(a)
Starboard A GP, as the general partner of Starboard A LP, may be deemed the beneficial owner of the 1,527,020 Shares owned by Starboard Lima LLC, including 58,269 Shares underlying certain forward purchase contracts.

Percentage: Approximately 1.8%

(b)	1. Sole power to vote or direct vote: 1,527,020
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,527,020
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard A GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Starboard Lima LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

J.	Starboard Value LP

(a)
As of the close of business on February 17, 2017, 427,006 Shares were held in the Starboard Value LP Account.  Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard Lima LLC, and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 3,246,683 Shares owned by Starboard V&O Fund, (ii) 379,430 Shares owned by Starboard S LLC, (iii) 210,261 Shares owned by Starboard C LP, (iv) 1,527,020 Shares owned by Starboard Lima LLC, and (v) 427,006 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.6%

(b)	1. Sole power to vote or direct vote: 5,790,400
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,790,400
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Starboard Lima LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

K.	Starboard Value GP

(a)
Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 3,246,683 Shares owned by Starboard V&O Fund, (ii) 379,430 Shares owned by Starboard S LLC, (iii) 210,261 Shares owned by Starboard C LP, (iv) 1,527,020 Shares owned by Starboard Lima LLC and (v) 427,006 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.6%

(b)	1. Sole power to vote or direct vote: 5,790,400
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,790,400
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard Value GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Starboard Lima LLC and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. 896047 50 3

L.	Principal Co

(a)
Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 3,246,683 Shares owned by Starboard V&O Fund, (ii) 379,430 Shares owned by Starboard S LLC, (iii) 210,261 Shares owned by Starboard C LP, (iv) 1,527,020 Shares owned by Starboard Lima LLC and (v) 427,006 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.6%

(b)	1. Sole power to vote or direct vote: 5,790,400
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,790,400
4. Shared power to dispose or direct the disposition: 0

(c)
Principal Co has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard Lima LLC and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

M.	Principal GP

(a)
Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 3,246,683 Shares owned by Starboard V&O Fund, (ii) 379,430 Shares owned by Starboard S LLC, (iii) 210,261 Shares owned by Starboard C LP, (iv) 1,527,020 Shares owned by Starboard Lima LLC and (v) 427,006 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.6%

(b)	1. Sole power to vote or direct vote: 5,790,400
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,790,400
4. Shared power to dispose or direct the disposition: 0

(c)
Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Starboard Lima LLC and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

N.	Messrs. Smith, Mitchell and Feld

(a)
Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 3,246,683 Shares owned by Starboard V&O Fund, (ii) 379,430 Shares owned by Starboard S LLC, (iii) 210,261 Shares owned by Starboard C LP, (iv) 1,527,020 Shares owned by Starboard Lima LLC and (v) 427,006 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,790,400
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,790,400

(c)
None of Messrs. Smith, Mitchell or Feld has entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Starboard Lima LLC and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. 896047 50 3

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On February 21, 2017, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Each of Starboard V&O Fund and Starboard Lima LLC first entered into forward contracts on June 22, 2016 and December 22, 2016, respectively, providing for the purchase of an aggregate of 1,604,817 and 58,269 Shares, respectively, having an aggregate purchase price of $61,033,640 and $2,019,892, respectively (each a “Forward Contract”). Each of the Forward Contracts has a final valuation date of December 22, 2017, however, each of Starboard V&O Fund and Starboard Lima LLC has the ability to elect to early settlement after serving notice to the counter-party of such intention at least two (2) scheduled trading days in advance of the desired early final valuation date. Each of the Forward Contracts provides for physical settlement. Until the settlement date, none of the Forward Contracts give the Reporting Persons voting and dispositive control over the Shares to which such contracts relate.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value R LP, Starboard Value R GP LLC, Starboard Leaders Lima LLC, Starboard Leaders Fund LP, Starboard Value A LP, Starboard Value A GP LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Mark R. Mitchell, and Peter A. Feld, dated February 21, 2017.

99.2	Power of Attorney for Jeffrey C. Smith, Mark R. Mitchell and Peter A. Feld, dated September 15, 2011.

CUSIP NO. 896047 50 3

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 21, 2017

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
       its manager

STARBOARD VALUE AND OPPORTUNITY C LP
By: Starboard Value R LP,
       its general partner

STARBOARD VALUE R LP
By: Starboard Value R GP LLC,
       its general partner

STARBOARD LEADERS LIMA LLC
By: Starboard Value A LP,
      its managing member

STARBOARD LEADERS FUND LP
By: Starboard Value A LP,
       its general partner

STARBOARD VALUE A LP
By: Starboard Value A GP LLC,
      its general partner

STARBOARD VALUE LP
By: Starboard Value GP LLC,
       its general partner

STARBOARD VALUE GP LLC
By: Starboard Principal Co LP,
       its member

STARBOARD PRINCIPAL CO LP
By: Starboard Principal Co GP LLC,
       its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE A GP LLC

STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark R. Mitchell and Peter A. Feld

CUSIP NO. 896047 50 3

SCHEDULE A

Directors and Officers of Starboard Value and Opportunity Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Patrick Agemian Director	Director of Global Funds Management, Ltd.	PO Box 10034, Harbour Place 2nd Floor 103 South Church Street Grand Cayman Cayman Islands, KY1-1001	Canada

Mark R. Mitchell Director*

Don Seymour Director	Managing Director of dms Governance	dms Governance dms House, 20 Genesis Close P.O. Box 31910 Grand Cayman Cayman Islands, KY1-1208	Cayman Islands

* Mr. Mitchell is a Reporting Person and, as such, the information with respect to Mr. Mitchell called for by Item 2 of Schedule 13D is set forth therein.

CUSIP NO. 896047 50 3

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Shares Purchased/(Sold)	Price ($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Purchase of Forward Contract	9,780	34.7557	12/30/2016
Purchase of Common Stock	10,240	28.6200	01/18/2017
Purchase of Common Stock	10,240	28.6442	01/19/2017
Purchase of Common Stock	81,923	28.5073	01/20/2017
Purchase of Common Stock	16,385	28.4771	01/23/2017
Purchase of Common Stock	10,240	28.8501	01/25/2017
Purchase of Common Stock	40,962	29.1045	01/25/2017
Purchase of Common Stock	40,961	28.4774	01/26/2017
Purchase of Common Stock	40,962	28.1049	01/27/2017
Purchase of Common Stock	20,480	28.1277	01/27/2017
Purchase of Common Stock	4,096	28.2036	01/30/2017
Purchase of Common Stock	9,240	30.4288	02/10/2017
Purchase of Common Stock	100,337	30.8410	02/10/2017
Purchase of Common Stock	130,265	30.9439	02/10/2017
Purchase of Common Stock	6,689	31.4297	02/13/2017
Purchase of Common Stock	16,077	31.6078	02/13/2017
Purchase of Common Stock	4,212	31.6792	02/13/2017
Purchase of Common Stock	68,865	31.6832	02/13/2017
Purchase of Common Stock	43,367	31.8551	02/13/2017
Purchase of Common Stock	178,377	32.7475	02/16/2017
Purchase of Common Stock	89,189	32.7466	02/17/2017

STARBOARD VALUE AND OPPORTUNITY S LLC

Purchase of Common Stock (Exercise of Forward Contract)	188,825	37.9447	12/23/2016
Purchase of Common Stock	1,085	34.7557	12/30/2016
Purchase of Common Stock	1,139	28.6200	01/18/2017
Purchase of Common Stock	1,139	28.6442	01/19/2017
Purchase of Common Stock	9,114	28.5073	01/20/2017
Purchase of Common Stock	1,823	28.4771	01/23/2017
Purchase of Common Stock	1,139	28.8501	01/25/2017
Purchase of Common Stock	4,557	29.1045	01/25/2017
Purchase of Common Stock	4,557	28.4774	01/26/2017
Purchase of Common Stock	4,557	28.1049	01/27/2017
Purchase of Common Stock	2,279	28.1277	01/27/2017
Purchase of Common Stock	456	28.2036	01/30/2017
Purchase of Common Stock	1,028	30.4288	02/10/2017
Purchase of Common Stock	11,163	30.8410	02/10/2017

CUSIP NO. 896047 50 3

Purchase of Common Stock	14,493	30.9439	02/10/2017
Purchase of Common Stock	744	31.4297	02/13/2017
Purchase of Common Stock	1,789	31.6078	02/13/2017
Purchase of Common Stock	469	31.6792	02/13/2017
Purchase of Common Stock	7,661	31.6832	02/13/2017
Purchase of Common Stock	4,825	31.8551	02/13/2017
Purchase of Common Stock	19,845	32.7475	02/16/2017
Purchase of Common Stock	9,923	32.7466	02/17/2017

STARBOARD VALUE AND OPPORTUNITY C LP

Purchase of Common Stock (Exercise of Forward Contract)	104,525	37.9447	12/23/2016
Purchase of Common Stock	606	34.7557	12/30/2016
Purchase of Common Stock	636	28.6200	01/18/2017
Purchase of Common Stock	636	28.6442	01/19/2017
Purchase of Common Stock	5,087	28.5073	01/20/2017
Purchase of Common Stock	1,017	28.4771	01/23/2017
Purchase of Common Stock	636	28.8501	01/25/2017
Purchase of Common Stock	2,543	29.1045	01/25/2017
Purchase of Common Stock	2,544	28.4774	01/26/2017
Purchase of Common Stock	2,543	28.1049	01/27/2017
Purchase of Common Stock	1,272	28.1277	01/27/2017
Purchase of Common Stock	254	28.2036	01/30/2017
Purchase of Common Stock	574	30.4288	02/10/2017
Purchase of Common Stock	6,231	30.8410	02/10/2017
Purchase of Common Stock	8,089	30.9439	02/10/2017
Purchase of Common Stock	415	31.4297	02/13/2017
Purchase of Common Stock	998	31.6078	02/13/2017
Purchase of Common Stock	261	31.6792	02/13/2017
Purchase of Common Stock	4,276	31.6832	02/13/2017
Purchase of Common Stock	2,694	31.8551	02/13/2017
Purchase of Common Stock	11,077	32.7475	02/16/2017
Purchase of Common Stock	5,538	32.7466	02/17/2017

STARBOARD LEADERS LIMA LLC

Purchase of Forward Contract	8,381	34.7557	12/30/2016
Purchase of Common Stock	11,753	28.6200	01/18/2017
Purchase of Common Stock	11,753	28.6442	01/19/2017
Purchase of Common Stock	94,020	28.5073	01/20/2017
Purchase of Common Stock	18,804	28.4771	01/23/2017
Purchase of Common Stock	11,753	28.8501	01/25/2017
Purchase of Common Stock	47,010	29.1045	01/25/2017
Purchase of Common Stock	47,010	28.4774	01/26/2017
Purchase of Common Stock	47,010	28.1049	01/27/2017
Purchase of Common Stock	23,505	28.1277	01/27/2017
Purchase of Common Stock	4,701	28.2036	01/30/2017
Purchase of Common Stock	8,767	30.4288	02/10/2017

CUSIP NO. 896047 50 3

Purchase of Common Stock	95,197	30.8410	02/10/2017
Purchase of Common Stock	123,592	30.9439	02/10/2017
Purchase of Common Stock	6,347	31.4297	02/13/2017
Purchase of Common Stock	15,254	31.6078	02/13/2017
Purchase of Common Stock	3,997	31.6792	02/13/2017
Purchase of Common Stock	65,337	31.6832	02/13/2017
Purchase of Common Stock	41,143	31.8551	02/13/2017
Purchase of Common Stock	169,240	32.7475	02/16/2017
Purchase of Common Stock	84,620	32.7466	02/17/2017

STARBOARD VALUE LP
(Through the Starboard Value LP Account)

Sale of Equity Swap	(138,825)	35.0830	12/23/2016
Purchase of Common Stock	138,825	35.1012	12/23/2016
Sale of Equity Swap	(80,000)	35.0717	12/27/2016
Purchase of Common Stock	80,000	35.0901	12/27/2016
Purchase of Common Stock	1,148	34.7557	12/30/2016
Purchase of Common Stock	1,232	28.6200	01/18/2017
Purchase of Common Stock	1,232	28.6442	01/19/2017
Purchase of Common Stock	9,856	28.5073	01/20/2017
Purchase of Common Stock	1,971	28.4771	01/23/2017
Purchase of Common Stock	1,232	28.8501	01/25/2017
Purchase of Common Stock	4,928	29.1045	01/25/2017
Purchase of Common Stock	4,928	28.4774	01/26/2017
Purchase of Common Stock	4,928	28.1049	01/27/2017
Purchase of Common Stock	2,464	28.1277	01/27/2017
Purchase of Common Stock	493	28.2036	01/30/2017
Purchase of Common Stock	1,112	30.4288	02/10/2017
Purchase of Common Stock	12,072	30.8410	02/10/2017
Purchase of Common Stock	15,672	30.9439	02/10/2017
Purchase of Common Stock	805	31.4297	02/13/2017
Purchase of Common Stock	1,934	31.6078	02/13/2017
Purchase of Common Stock	507	31.6792	02/13/2017
Purchase of Common Stock	8,285	31.6832	02/13/2017
Purchase of Common Stock	5,217	31.8551	02/13/2017
Purchase of Common Stock	21,461	32.7475	02/16/2017
Purchase of Common Stock	10,730	32.7466	02/17/2017